Spencer Clarke

Investment Banking
MEMBER FINRA • SIPC
555 Madison Ave. 5th Floor
New York, New York 10022
(P) 212-446-6100 • (F) 212-446-6191
www.spencerclarke.com

November 11, 2020

STRIKEFORCE TECHNOLOGIES, INC
Attn:Mark L. Kay -Chief Executive Officer
1090 King Georges Post Road, Suite 603
Edison, NJ 08837

RE: Addendum to July 7 2020 Letter Of Engagement between Spencer Clarke LLC and STRIKEFORCE TECHNOLOGIES, INC

Upon acceptance, (indicated by your signature below), this Addendum agreement (the "**Addendum**") will confirm the highlighted updates, changes and modifications of the July 7 2020 Letter of Engagement between the Placement Agent and the Company.

3. Compensation.

(a) Upon the original date of this Agreement, July 7, 2020, the Company paid Spencer Clarke a non-refundable engagement fee of $5,000. The cash fee was paid via US bank wire transfer utilizing instructions provided by Spencer Clarke and has already been applied toward a debt financing completed by Strikeforce, not any capital raised through a Regulation A offering. For clarification, Regulation A offering, there will be no Offsets. No proceeds from the Reg A offering will used to satisfy the outstanding obligations, nor are monthly advisory fees or retainer stock to be paid to Spencer Clarke LLC. The maximum and only fees that Spencer Clarke LLC can earn from this Reg A offering is $125,000 (equaling 5% of the revenues if this offering is fully subscribed).

Schedule A -- Equity/Debt/Warrant Placement Fees

- **Reg A Offerings or 3(A)(10) Fees: 5% cash fee only, and No warrants will be due from such financings.**

- **Non-Accountable Expense Allowance.** In addition to the other fees payable, Spencer Clarke will be entitled to and have earned and be immediately paid a non-accountable expense allowance, in cash, (the "**Non-Accountable Fee**") upon each Closing equal to 0% of the gross amount raised in each Closing (including amounts raised via conversion of existing indebtedness of the Company)-

- **Warrant Coverage:** In addition to the other fees payable, The Company agrees to issue to Spencer Clarke (or its designated affiliates or assignees), upon the closing of any financing or corporate finance activity, other than Reg A Financings or 3(a)10 financings, seven (7) year cashless warrants ("Warrants") equal to 10% of the capital raised, debt incurred or Mezzanine Credit Facility that is secured, in common stock of the Company, on a fully diluted basis, and based on the net valuation of said financing. Warrants will be granted with the same or lesser strike/exercise price of the offering pari passu with other participating investors and lenders, or the current

estimated market capitalization price of the Company with at least anti-dilution features for stock dividends and splits. If no valuation is available, the prior financing market valuation will be used. The company will be responsible to disclose to investors placement agent compensation. The Company shall also reserve, and at all times have available, a sufficient number of shares of its common stock to be issued upon the exercise of the Warrants. The Company shall also grant unlimited "piggy back" registration rights, at the Company's expense, to include the shares of the underlying Common Stock in any registration statement filed by the Company under the Securities Act of 1933 relating to the sales of shares of common stock or other securities of the Company. The company will provide any documents needed to issue,convert or exercise such warrants. At the Company's expense, any legal opinions on any issued shares or warrants will be paid for or provided. No warrants will be paid on Reg A offerings. In addition, no warrants will be issues/paid on any financing completed within 180 days preceding a Public Offering filing date as well as 60 after the final closing (Per FINRA Rule 5110(j)(20)).

- **Expenses:** In addition to any fees payable to Spencer Clarke hereunder, the Company shall reimburse Spencer Clarke for all pre-approved expenses (including, without limitation, fees and disbursements of counsel and all travel and other out-of-pocket expenses) incurred by Spencer Clarke in connection with its engagement hereunder; All fees and expenses are due as incurred. Reg A offering expenses will be paid directly by the company, an amount not to exceed $60,000 as referenced in the offering circular, and not incurred by SC for re-imbursement.

If you are in agreement with the foregoing, please execute and return two copies of this engagement letter to the undersigned. This Agreement may be executed in counterparts, electronic mail and by facsimile transmission.

Agreed to and Accepted this 11th day of November, 2020 :

For: STRIKEFORCE TECHNOLOGIES, INC

By: [signature]
Name: Mark L. Kay
Title: Chief Executive Officer

For: SPENCER CLARKE LLC

Reid Drescher

Name: Reid Drescher
Title: President & CEO

www.SpencerClarke.com 555 Madison Avenue 5th Floor New York, NY 10022 Tel 212.446.6100 Fax 212.446.6191